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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

SEC Mail Processing Section

FEB 28 2012

Washington, DC 110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-67327~~ 8-53544 |

## FACING PAGE

***Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder***

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blackhill Advisors, LP

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2602 McKinney, Suite 400
(No. and Street)

| Dallas | Texas | 75204 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 8750 N. Central Expressway, Suite 300 | Dallas | TX | 75231 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8 3-22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, James Latimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Blackhill Advisors, LP, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SYLVIA L. CHERRY
MY COMMISSION EXPIRES
March 14, 2013

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# BLACKHILL ADVISORS, LP

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2011

**BLACKHILL ADVISORS, LP**

Table of Contents

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

# INDEPENDENT AUDITOR'S REPORT

To the General Partner
Blackhill Advisors, LP

We have audited the statement of financial condition of the Blackhill Advisors, LP, (the "Partnership") as of December 31, 2011, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackhill Advisors, LP, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2012

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

BLACKHILL ADVISORS, LP
Statement of Financial Condition
December 31, 2011

## ASSETS

| | |
|---|---|
| Cash | $ 77,389 |
| Prepaid expense | 31,865 |
| Total Assets | $ 109,254 |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 42,669 |
| Total liabilities | 42,669 |
| Partners' capital | 66,585 |
| Total Liabilities and Partners' Capital | $ 109,254 |

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Income
For the Year Ended December 31, 2011

| | |
|---|---|
| Revenues | |
| Fees | $ 277,061 |
| Total revenues | 277,061 |
| Expenses | |
| Consulting fees | 196,123 |
| Professional fees | 8,000 |
| Occupancy | 7,200 |
| Other operating expenses | 53,879 |
| Total expenses | 265,202 |
| Net Income | $ 11,859 |

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP

Statement of Changes in Partners' Capital

For the Year Ended December 31, 2011

| | General Partner | Limited Partner | Total |
|---|---|---|---|
| Beginning balance, January 1, 2011 | $ 547 | $ 54,179 | $ 54,726 |
| Net income | 119 | 11,740 | 11,859 |
| Ending balance, December 31, 2011 | $ 666 | $ 65,919 | $ 66,585 |

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2011

| | | |
|---|---|---|
| Balance, at January 1, 2011 | $ | -- |
| Increases | | -- |
| Decreases | | -- |
| Balance, at December 31, 2011 | $ | -- |

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Cash Flows
For the Year Ended December 31, 2011

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 11,859 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Increase in accounts payable and accrued expenses | 31,729 |
| Net cash provided (used) by operating activities | 43,588 |
| **Cash flows from investing activities** | |
| Net cash provided (used) by investing activities | -- |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -- |
| Net increase in cash | 43,588 |
| Cash at beginning of period | 33,801 |
| Cash at end of period | $ 77,389 |

**Supplemental schedule of cash flow information**

| | |
|---|---|
| Cash paid during the period for: | |
| Interest | $ -- |
| Income taxes | $ -- |

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Notes to Financial Statements
December 31, 2011

Note 1 - Summary of Significant Accounting Policies

**Organization**

Blackhill Advisors, LP (the "Partnership") was organized on August 15, 2000, as a Texas limited partnership. The Partnership agreement provides that the Partnership terminates in the year 2025 unless otherwise terminated.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership's office is located in Dallas, Texas. Its income is derived from consulting and business brokerage.

**Management Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Income Taxes**

No provision for Federal income taxes is required since the partners report their proportionate share of Partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

No provision for state income taxes is required as the Partnership did not incur such expense during 2011.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Partnership's federal and state income tax returns are subject to examination by taxing authorities over various statutes of limitations generally three to five years from the date of filling.

**Allocation of Income and Loss**

Except for certain events provided for in the Partnership agreement, income or loss of the Partnership is generally allocated 99% to the limited partner and 1% to the general partner.

Note 1 - Summary of Significant Accounting Policies, continued

**Management Powers**

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

**Limited Liability**

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

**Revenue Recognition**

Revenue from consulting and business brokerage is recognized upon performance of the services.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Partnership had net capital of approximately $34,720 and net capital requirements of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 1.23 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Partnership incurred expenses for office rent of $7,200 during 2011, which were paid to a related entity.

Note 5 - Major Customers

During 2011, 83% of the Partnership's revenues was generated from one source.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2011

**Schedule I**

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year December 31, 2011

**Computation of Net Capital**

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | | $ 66,585 |
| Add: | | |
| Other deductions or allowable credits | | -- |
| Total capital and allowable subordinated liabilities | | 66,585 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Prepaid expense | $ 31,865 | (31,865) |
| Net capital before haircuts on securities positions | | 34,720 |
| Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1(f) | | -- |
| Net capital | | $ 34,720 |

**Aggregate Indebtedness**

| | |
|---|---|
| Accrued expenses | $ 42,669 |
| Total aggregate indebtedness | $ 42,669 |

**Schedule I (continued)**

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year December 31, 2011

## Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 2,845 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 29,720 |
| Excess net capital at 1000% | $ 30,453 |
| Ratio: Aggregate indebtedness to net capital | 1.23 to 1 |

## Reconciliation with Partnership's Computation

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation:

| | |
|---|---|
| Net capital per Partnership's (Unaudited) Focus Part IIA | $ 46,149 |
| Adjustments: | |
| Unrecorded revenues | 20,000 |
| Under acrued expenses | (31,429) |
| Net capital per audited financial statements | $ 34,720 |

**Schedule II**

BLACKHILL ADVISORS, LP
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year December 31, 2011

**Exemptive Provisions**

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which business is limited to direct placement participations.

# Independent Auditor's Report

# On Internal Control

# Required By SEC Rule 17a-5

# Year Ended December 31, 2011

# ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Blackhill Advisors, LP

In planning and performing our audit of the financial statements and supplemental information of Blackhill Advisors, LP (the "Partnership"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2012

**BLACKHILL ADVISORS, LP**

December 31, 2011

*Report Pursuant to Rule 17a-5(d)*

ACCOUNTANTS
CONSULTANTS